PRICING TERM SHEET	Issuer Free Writing Prospectus

Dated August 16, 2017	Filed Pursuant to Rule 433
Registration Statement No. 333-215229
Supplementing the
Preliminary Prospectus Supplement dated August 15, 2017 (To the Prospectus dated August 4, 2017)

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

$135,000,000

4.125% Convertible Senior Notes due 2022

This pricing term sheet supplements Hannon Armstrong Sustainable Infrastructure Capital, Inc.’s preliminary prospectus supplement, dated August 15, 2017 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Hannon Armstrong” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Hannon Armstrong Sustainable Infrastructure Capital, Inc. and not its subsidiaries.

Issuer:	Hannon Armstrong Sustainable Infrastructure Capital, Inc., a Maryland Corporation

Title of Securities:	4.125% Convertible Senior Notes due 2022 (the “Notes”)

Ticker / Exchange:	HASI / New York Stock Exchange (the “NYSE”)

Securities Offered:	$135,000,000 principal amount of Notes (plus up to an additional $15,000,000 principal amount if the underwriters exercise their over-allotment option to purchase additional Notes, if any)

Maturity:	September 1, 2022 unless earlier repurchased, redeemed or converted

Offering Price:	99.5%

Underwriting Discount:	2.25%

Interest:	4.125% per year. Interest will accrue from the date of issuance (which is scheduled for August 22, 2017)

Interest Payment Dates:	Each March 1 and September 1, beginning on March 1, 2018

Interest Payment Record Dates:	Each February 15 and August 15, beginning on February 15, 2018

Conversion Premium:	20% above the NYSE last reported sale price on August 16, 2017

NYSE Last Reported Sale Price on August 16, 2017	$22.70 per share of the Issuer’s common stock

Initial Conversion Rate:	36.7107 shares of the Issuer’s common stock for each $1,000 principal amount of Notes

Initial Conversion Price:	$27.24 per share of the Issuer’s common stock

Redemption:	The Notes are redeemable by the Issuer prior to September 1, 2022 to the extent the Issuer’s board of directors determines such redemption is reasonably necessary to preserve the Issuer’s qualification as a REIT. On or after March 1, 2022, the Issuer may redeem the Notes for cash, in whole or from time to time in part, at its option, at a redemption price equal to the sum of (i) 100% of the principal amount of the Notes to be redeemed, (ii) accrued and unpaid interest (including additional interest, if any) thereon to, but excluding, the redemption date and (iii) the make-whole premium.

Trade Date:	August 17, 2017

Expected Settlement Date:	August 22, 2017

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Co-managers	Nomura Securities International, Inc. Oppenheimer & Co. Inc.

CUSIP / ISIN:	41068X AB6/US41068XAB64

Rating*:	BBB (low) by DBRS Inc.

Use of Proceeds:	The net proceeds from this offering will be approximately $130.9 million (or approximately $145.5 million if the underwriters exercise their over-allotment option to purchase additional Notes in full), after deducting underwriting discounts and estimated offering expenses payable by us. We intend to contribute the net proceeds from this offering to our operating partnership in exchange for the issuance by the operating partnership of the Mirror Note with terms that are substantially equivalent to the terms of the Notes offered through the Preliminary Prospectus Supplement. Our operating partnership intends to use the majority of such proceeds to repay outstanding borrowings under one or both of our Credit Facilities or for general corporate purposes.

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:	The following table below sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Share Price and Additional Shares
Date	$22.70	$23.00	$24.00	$25.00	$27.24	$30.00	$32.50	$35.00	$40.00
August 22, 2017	7.3421	6.8722	5.6351	4.5832	2.7846	1.3862	0.6556	0.2529	0.0000
September 1, 2018	7.3421	6.8023	5.5261	4.4427	2.6052	1.2059	0.5020	0.1443	0.0000
September 1, 2019	7.3421	6.6663	5.3417	4.2230	2.3514	0.9808	0.3398	0.0642	0.0000
September 1, 2020	7.3421	6.4508	5.0499	3.8730	1.9520	0.6497	0.1417	0.0059	0.0000
September 1, 2021	7.3421	6.0708	4.5102	3.1846	1.0826	0.0808	0.0000	0.0000	0.0000
September 1, 2022	7.3421	6.0500	4.1583	3.1020	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $40.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•	if the stock price is less than $22.70 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 44.0528 shares of our common stock per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

*An explanation of the significance of a rating may be obtained from the rating agency. Generally, rating agencies base their ratings on such materials and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state or jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state or jurisdiction.

This pricing term sheet does not contain a complete description of the Notes or the Notes offering. It should be read together with the Preliminary Prospectus Supplement and the accompanying Prospectus.

The Issuer has filed a registration statement (including a Prospectus, dated August 4, 2017, and a Preliminary Prospectus Supplement, dated August 15, 2017) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from Deutsche Bank Securities Inc. at 60 Wall Street, New York, NY 10005-2836, Attention: Prospectus Group, Telephone: (800) 503-4611, Email: prospectus.cpdg@db.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free: 1-800-294-1322, or J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (866) 803-9204, email: prospectus-eq_fi@jpmchase.com.

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